SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:  30 July 2007

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 30 July 2007

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange on 30 July 2007

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

Announcement:

'National Grid plc – Interim Management Statement’

30 July 2007

National Grid plc Interim Management Statement

for the period 1 April 2007 to 27 July 2007

HIGHLIGHTS

•	Acquisition of KeySpan close to completion
•	£530m of value returned to shareholders through share buy-back programme
•	Overall outlook ahead of expectations

STRATEGIC UPDATE

During the period National Grid has continued to make good progress in implementing its strategy. We are close to completing the acquisition of KeySpan. In June, the Long Island Power Authority Board of Trustees voted to approve the renewal of contracts for the provision of electricity transmission and distribution system management and operation services on Long Island. In July, the New Hampshire Public Utilities Commission issued an order approving the acquisition, and we reached agreement in principle with the New York Public Service Commission (NYPSC) staff on the transaction. The latest procedural schedule indicates that the merger approval may be before the NYPSC for a vote on 22 August, and completion of the acquisition is expected shortly thereafter.

In May, Ofgem published initial proposals on the UK Gas Distribution Price Control Review for the five years to March 2013. We continue to work closely with Ofgem to reach a fair settlement that balances risk and reward, ensuring a safe and reliable network for customers, and an appropriate return for investors. Updated proposals are expected in September.

In April, we announced that we had sold our UK Wireless business and agreed the sale of our US Wireless business generating total proceeds of £2.7bn. The sale of Basslink, our interconnector in Australia, is well advanced and we expect to announce a sale shortly.

During the period we repurchased 72.8m shares at a cost of £530m, completing the return of around £150m of US stranded asset post-tax cash flows for 2007/08, and making significant progress towards the return of £1.8bn following the sale of our Wireless businesses.

The Board remains confident in National Grid's earnings growth prospects, which we expect to be enhanced by the KeySpan acquisition. We will be announcing a revised dividend policy later in the financial year, which will reflect the strong outlook for the earnings of the enlarged business from this new base.

FINANCIAL UPDATE

National Grid’s outlook for the year is ahead of our previous expectations.

In June and July, the UK has seen some of the wettest weather since records began, and the resultant flooding has affected our Transmission and Gas Distribution operations in many parts of the country. Initial assessments suggest that the impact to date on operating profit* is not significant.

The earlier than anticipated completion of the sale of our UK Wireless business is expected to result in an interest charge lower than we had previously projected. During the period, the pound has continued to strengthen against the dollar – this is expected to have only a small impact on earnings.

Both cash flow and capital expenditure remain broadly in line with our plans. Our financial position remains strong, with around 80% of our net debt either at fixed rates or index linked, and we have committed financing in place to complete the acquisition of KeySpan.

BOARD CHANGES

On 12 July we announced the appointment of Tom King as an Executive Director with effect from 13 August 2007. Tom will be based in the US and will have responsibility for the Electricity Distribution and Generation business.

As announced in May, Paul Joskow, one of our Non-executive Directors, will step down from the Board on 31 July 2007.

COMPARATIVE HALF-YEAR RESULTS (for the six months ended 30 September 2006)

On 15 November 2007 we will report our half-year results against our new lines of business. The following table provides comparative results for the six months ended 30 September 2006.

Operating profit for continuing operations* (£ million, at actual exchange rate)
Transmission	494
Gas Distribution	100
Electricity Distribution (excluding US stranded costs)	222
Non-regulated businesses and other	60
Total operating profit (excluding US stranded costs)	876
US stranded cost recoveries	202
Total operating profit	1,078

* Results are measured on a Business Performance basis. Business Performance results are the primary financial performance measures that we use, being the results for continuing operations before exceptional items and remeasurements. Remeasurements are movements in the carrying value of financial instruments and commodity contracts that arise from changes in mark-to-market values or in exchange rates and are reflected in the income statement to the extent that hedge accounting is not achieved or is not fully effective. £47m relating to discontinued operations (comprising Wireless Infrastructure and Basslink) is excluded from Business Performance.

CONTACTS

Investors

David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902 (m)

Media

Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)

Brunswick
Paul Scott	+44 (0)20 7396 5333	+44 (0)7974 982333 (m)

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, including those required to complete the proposed acquisition of KeySpan when or as planned, unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards and technological developments. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the businesses relating to announced acquisitions with our existing business to realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the timing and success or other impact of the sales of our non-core businesses, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of our pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, which we own or operate. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see our filings with and submissions to the US Securities and Exchange Commission (the “SEC”) (and in particular the "Risk Factors" and "Operating and Financial Review" sections in our most recent Annual Report on Form 20-F). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.